Infrastructure, environment, buildings	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS SIGNS FIRST GRIP® CONTRACT IN EUROPE

ARNHEM, THE NETHERLANDS—March 17, 2005—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, announced today that it has been selected to provide demolition and remediation services at a former FSO automotive manufacturing site in Warsaw, Poland. The 11.6-acre site is earmarked for housing development. Remediation of the site will be performed under ARCADIS' Guaranteed Remediation Program (GRiP®). This means that a fixed price is agreed upon with an insurance policy to cover the risks. The total contract value is € 2 million. It is the first time ARCADIS is applying its GRiP® guaranteed remediation approach in Europe.

At the site, FSO produced cars, car parts and components for almost 55 years for five different car models. Production process waste was stored on site and has lead to an inadvertent release of contaminants into the soil and groundwater. Sampling has confirmed the presence of these substances. The services will be implemented under a performance-based contract focused on achieving regulatory closure for environmental issues. The remediation effort will also include demolition of existing infrastructure.

"ARCADIS wants to introduce the GRiP® concept in Europe," says Michiel Jaski, member of the Executive Board of ARCADIS. "We have a proven track record with this concept in the United States, where it provides important benefits to our clients by taking away uncertainties surrounding remediation issues. This means that sites can be redeveloped more quickly. This contract shows that these benefits now also apply in Europe."

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure—Environment—Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue. Present multi-nationally with a close-knit local network. Expertise and experience of international significance. Focused on providing added value to clients. Responsible and involved. Thinking and acting. Result counts.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl
Visit us on the internet: www.arcadis-global.com